Exhibit 99.1

FOR IMMEDIATE RELEASE

CNR Files Form 20-F

NEW YORK, (MARKETWIRE) – August 2, 2016 – China Metro-Rural Holdings Limited (NYSE MKT: CNR) is pleased to announce that it has filed its 2016 annual report on Form 20-F for the fiscal year ended March 31, 2016 with the Securities and Exchange Commission (“SEC”) on August 1, 2016. In addition to the SEC’s website, the Company’s annual report for the fiscal year ended March 31, 2016 is also available on the Company’s website on www.chinametrorural.com.

Shareholders who wish to obtain a free hard copy of the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2016 may contact the Investor Relations Department of the Company.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward-looking.

Words such as “continue,” “consider,” “probably,” “will,” “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT: China Metro-Rural Holdings Limited – Investor Relations Department

Phone: (852) 2111 3815 – E-mail: ir@chinametrorural.com